SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                              DHB INDUSTRIES, INC.
              ----------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
              ----------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   233218 10 3
              ----------------------------------------------------
                                 (CUSIP NUMBER)

                                 DAVID H. BROOKS
                               555 WESTBURY AVENUE
                          CARLE PLACE, NEW YORK 11514
              ----------------------------------------------------

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 14, 2003
              ----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)




                              (Page 1 of 7 Pages)

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CUSIP No. 233218 10 3                   13D                Page  2  of  7  Pages
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         1. NAME OF REPORTING PERSON: David H. Brooks

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         2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a) |X|
                                                              (b) [ ]
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         3. SEC USE ONLY
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         4. SOURCE OF FUNDS:
            PF (SEE ITEM 3)
--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                    [ ]
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         6. CITIZENSHIP OR PLACE OF ORGANIZATION:
            USA
--------------------------------------------------------------------------------
               NUMBER OF                      7.       SOLE VOTING POWER
                SHARES                                 11,190,402 shares
                                         ---------------------------------------
             BENEFICIALLY                     8.       SHARED VOTING POWER
               OWNED BY                                   -0-
                                         ---------------------------------------
            EACH REPORTING                    9.       SOLE DISPOSITIVE POWER
                PERSON                                 11,190,402 shares
                 WITH                    ---------------------------------------
                                              10.      SHARED DISPOSITIVE POWER
                                                       -0-
---------------------------------------- ---------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,190,402 shares
--------------------------------------------------------------------------------
         12. CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
             SHARES                                               [ ]

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         13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             25.3
--------------------------------------------------------------------------------
         14. TYPE OF REPORTING PERSON:
             IN


                              (Page 2 of 7 Pages)

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CUSIP No. 233218 10 3                   13D                Page  2  of  7  Pages
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         1. NAME OF REPORTING PERSON: Terry Brooks
--------------------------------------------------------------------------------

         2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  [X]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
         3. SEC USE ONLY
--------------------------------------------------------------------------------
         4. SOURCE OF FUNDS: PF (SEE ITEM 3)
--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
         6. CITIZENSHIP OR PLACE OF ORGANIZATION:
            USA
--------------------------------------------------------------------------------
               NUMBER OF                      7.       SOLE VOTING POWER
                SHARES                                 7,557,292 shares
                                         ---------------------------------------
             BENEFICIALLY                     8.       SHARED VOTING POWER
               OWNED BY                                   -0-
                                         ---------------------------------------
            EACH REPORTING                    9.       SOLE DISPOSITIVE POWER
                PERSON                                 7,557,292 shares
                 WITH                   ----------------------------------------
                                              10.      SHARED DISPOSITIVE POWER
                                                       -0-
---------------------------------------- ---------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,557,292 shares
--------------------------------------------------------------------------------
         12.  CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
              SHARES                                              [ ]

--------------------------------------------------------------------------------
         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              18.6 %
--------------------------------------------------------------------------------
         14.  TYPE OF REPORTING PERSON:
              IN


                              (Page 3 of 7 Pages)

ITEM 1.    SECURITY AND ISSUER

         (a) TITLE AND CLASS OF SECURITY: Common Stock, par value $.001 per share (the "Common Stock").

         (b)        ISSUER:     DHB Industries,  Inc.
                                555 Westbury Avenue
                                Carle Place, New York 11514


ITEM 2.  IDENTITY AND BACKGROUND

         2(a) This Schedule 13D is being filed by David H. Brooks and Terry Brooks, who are husband and wife. Mr. and Mrs. Brooks may be considered a group for purposes of this Schedule 13D.

         2(b)       Business Address:  555 Westbury Avenue
                                       Carle Place, New York 11514

         2(c)(i) Present Principal Employment: Mr. Brooks is the Chairman and Chief Executive Officer of the Issuer. Mrs. Brooks is the Principal and President of Tactical Armor Products, Inc.

         2(c)(ii) Principal Business and Address: The Issuer has its principal business address at 555 Westbury Avenue, Carle Place, New York 11514, and is engaged principally in the manufacture and sale of projectile-resistant garments, body armor and accessories, and protective athletic apparel and equipment. Tactical Armor Products has its principal business address at Route 4 and Highway 11, Rutledge, TN 37861, and operates a horse racing stable and manufactures component parts for use in projectile-resistant garments.

         2(d) Criminal Convictions: Neither Mr. Brooks nor Mrs. Brooks has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e) Violations of Federal or State Securities Laws: Neither Mr. Brooks nor Mrs. Brooks, was, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         2(f) Both Mr. Brooks and Mrs. Brooks are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                    Each of Mr. Brooks and Mrs. Brooks used personal funds to acquire the shares reported herein.


                              (Page 4 of 7 Pages)

ITEM 4.  PURPOSE OF TRANSACTION

         This Schedule 13D is filed after giving effect to the sale by Mr. Brooks, on or about November 14, 2003, of an aggregate of 2,471,657 shares of Common Stock in open market transactions and at market prices. Such sale was made in order to provide greater liquidity to Mr. Brooks in his personal investment portfolio.

         After giving effect to such transaction, Mr. Brooks is the beneficial owner of an aggregate of 11,190,402 shares of Common Stock, constituting approximately 25.3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon the 40,594,746 shares outstanding on November 13, 2003, as set forth in the Issuer's most recent report on Form 10-Q for the fiscal quarter ended September 30, 2003), which includes 3,125,000 shares issuable upon exercise of currently exercisable warrants, and 500,000 shares issuable upon conversion of 500,000 shares of outstanding convertible preferred stock of the Issuer. Mrs. Brooks is the beneficial owner of 7,557,292 shares of Common Stock, constituting approximately 18.6% of the outstanding shares of Common Stock (the percentage of shares owned being based upon the 40,594,746 shares outstanding on November 13, 2003, as set forth in the Issuer's most recent report on Form 10-Q for the fiscal quarter ended September 30, 2003), which includes 4,500,000 shares held as custodian for Mr. and Mrs. Brooks' minor children.

         Neither Mr. Brooks nor Mrs. Brooks has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's  business or corporate  structure;
(g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      See the second paragraph of Item 4 above.

         (b) Each of Mr. Brooks and Mrs. Brooks has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by him or her. Mr. and Mrs. Brooks may be deemed a group for purposes of this Schedule 13D. Accordingly, each may be deemed the indirect beneficial owner of the shares of Common Stock beneficially owned by the other.

         (c)      See Item 4 above.

                              (Page 5 of 7 Pages)

         (d)      Not Applicable.

         (e)      Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
              TO SECURITIES OF THE ISSUER

                  Not Applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Joint Filing Agreement, dated as of November 14, 2003, by and between David H. Brooks and Terry Brooks.



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  November 17, 2003                               /s/ DAVID H. BROOKS
                                                   -----------------------------
                                                            David H. Brooks

                                                         /s/ TERRY BROOKS
                                                   -----------------------------
                                                             Terry Brooks



                              (Page 6 of 7 Pages)

                                                                       Exhibit 1

                            AGREEMENT OF JOINT FILING


         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $.001 par value per share, of DHB Industries, Inc., a Delaware corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.



Dated: as of November 14, 2003                       /s/ DAVID H. BROOKS
                                                ----------------------------
                                                         David H. Brooks

                                                      /s/ TERRY BROOKS
                                                ----------------------------
                                                          Terry Brooks